Filed by Seadrill Limited

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Seadrill Limited

(Commission File No. 001-39327)

Seadrill Limited Announces Agreement to Acquire Aquadrill LLC in All-Stock Transaction Hamilton, Bermuda, December 22, 2022 – Seadrill Limited (NYSE & OSE: SDRL) (“Seadrill”) and Aquadrill LLC (“Aquadrill”; and together with Seadrill, the “Company”) today announced that they have entered into a definitive merger agreement under which Seadrill will acquire Aquadrill in an all-stock transaction. Upon completion of the transaction Seadrill shareholders and Aquadrill unitholders will own 62% and 38%, respectively, of the outstanding common shares in the Company. The transaction values Aquadrill at an implied equity value of approximately US$958 million, based on Seadrill’s 30-day volume-weighted average share price on the NYSE of US$31.25 as of 22 December 2022.

The combination creates an industry-leading offshore drilling company, with a modern and high specification fleet and a streamlined cost structure. The Company will be well-placed to realize estimated annual run-rate synergies of at least US$70 million. The Company will also be well-positioned for further growth given its stronger credit and liquidity profile, and to provide attractive cash flows.

Commenting on the transaction, Simon Johnson, Seadrill’s President and Chief Executive Officer, said, “At Seadrill we seek to deliver safe and effective operations as the bedrock for generating returns for our shareholders. Seadrill and Aquadrill have a long and rich strategic and operational management history. Our shared heritage will promote efficient integration of the two companies. I look forward to welcoming the Aquadrill fleet back into the Seadrill family.” Steven Newman, Aquadrill’s Chief Executive Officer, said, “We believe this combination will create the most value for our shareholders and will create an excellent platform for high quality service delivery to our customers.”

The transaction has been approved by the Boards of Directors of both Seadrill and Aquadrill. The required approval of Aquadrill’s unitholders has also been obtained. The transaction does not require Seadrill shareholder approval.

Strategic Rationale

The combination of Seadrill and Aquadrill presents a compelling strategic rationale for all stakeholders:

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Creation of a leading offshore driller with best-in-class fleet: The Company will be in a strong position to serve a broader range of customers, with one of the youngest and most technologically advanced fleets in the industry, and a combined backlog of US$2.8 billion. The Company will own 12 floaters (including seven 7th generation drillships), three harsh environment rigs, four benign jack-ups, and three tender-assisted rigs. Additionally, seven rigs will be managed under a variety of strategic partnerships.

•

Increased exposure and upside to the improving market: The Company will have a diversified portfolio of contract coverage, with additional active fleet capacity to deploy in a rising market environment across critical basins in the Golden Triangle.

•

Significant synergy potential: The Company will be uniquely positioned to rapidly integrate and realize identified and achievable synergies of at least US$70 million annually on a run-rate basis. All synergies are expected to be fully realized within two years of closing the transaction. Synergies are expected to be generated through a combination of:

1.	management fee optimization;

2.	G&A and overhead cost savings;

3.	logistics, supply chain and inventory efficiencies; and

4.	capital expenditure savings.

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Strong cash flow generation and further strengthened balance sheet: The Company should benefit from an enhanced cash flow profile and a strengthened balance sheet, with significant credit and liquidity improvement, and with access to a potentially lower cost of capital.

Transaction Overview

Aquadrill unitholders and equity award holders will in aggregate receive 30,645,160 common shares of Seadrill, representing 38% ownership in the Company, or approximately 36.6% on a fully-diluted basis. Following completion of the transaction, Aquadrill will become a wholly owned subsidiary of Seadrill.

Certain of Aquadrill’s unitholders, which collectively own more than 75% of Aquadrill’s common units, have agreed to approve the transaction. No further vote of Aquadrill unitholders is required in respect to the transaction. The transaction does not require Seadrill shareholder approval. The transaction is, however, subject to applicable regulatory approvals and other customary conditions, and is expected to close in mid 2023.

Governance and Leadership

The Company will remain named Seadrill Limited and will continue to be domiciled in Hamilton, Bermuda. Julie Robertson and Simon Johnson will continue in their respective roles as Chair of the Board of Directors, and President and Chief Executive Officer.

Company Pro Forma Financial Information

As of November 30, 2022, Seadrill and Aquadrill had a combined cash balance of approximately US$628 million, including approximately US$133 million of restricted cash, and a combined debt balance of approximately US$521 million.

Other

Seadrill is currently traded on the New York Stock Exchange and the main list of the Oslo Stock Exchange.

Advisors

Citi is serving as sole financial advisor and Baker Botts L.L.P. and Advokatfirmaet Thommessen AS are serving as legal counsel to Seadrill. Intrepid Partners, LLC is serving as sole financial advisor and Akin Gump Strauss Hauer & Feld LLP and Advokatfirmaet Schjødt AS are serving as legal counsel to Aquadrill.

Acquisition Announcement Video

A message from Seadrill and Aquadrill’s respective management teams can be found at www.seadrill.com/investors

Seadrill Contact Information

David Warwick

Director of Investor Relations

T: +971 58 687 4132

E: David.Warwick@Seadrill.com

Sara Dunne

Director of Communications

T: +1 281 630 7064

E: Sara.Dunne@Seadrill.com

Aquadrill Contact Information

E: aquadrill@aquadrilloffshore.com

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act. This stock exchange announcement was published by Seadrill, at the date and time set out in this announcement.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations from shallow to ultra-deep-water environments.

About Aquadrill

Aquadrill is a limited liability company that owns eight offshore drilling units. Aquadrill’s fleet consists of four ultra-deepwater drillships, one ultra-deepwater harsh environment semi-submersible and three tender assist drilling units. The operations and marketing of Aquadrill’s drilling units are managed by Diamond Offshore Drilling, Inc., Energy Drilling Management Pte Ltd, and Vantage Drilling International.

Forward-Looking Statements

This announcement includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about completion of the merger transaction and the timing and amount of synergies realized from the combination of Aquadrill and Seadrill, future cash flows and liquidity of the Company, timing of closing the transaction, and Seadrill’s and Aquadrill’s plans, strategies, business prospects, changes, and trends in their businesses and the markets in which they operate. These statements are based on Seadrill’s and Aquadrill’s respective management teams’ current plans, expectations, assumptions and beliefs concerning future events impacting each of Seadrill and Aquadrill, and the Company should the merger occur, and, therefore, involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could impact our ability to complete the merger transaction, recognize the benefits from the combination of Seadrill and Aquadrill that Seadrill and Aquadrill envision, such as synergies, or otherwise cause actual results to differ materially from those in the forward-looking statements include, but are not limited to regulatory approvals of the merger transaction or requirements or conditions of such approvals, the ability of the Company to man and operate the Aquadrill rigs outside of the current management agreement structure employed by Aquadrill, offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in Seadrill’s and Aquadrill’s fleets, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in Seadrill’s and Aquadrill’s fleets, delay in payment or disputes with customers, Seadrill’s and Aquadrill’s ability to successfully employ their drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, changes in governmental regulations that affect Seadrill, Aquadrill or the operations of their fleets, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, Seadrill’s and Aquadrill’s ability to maintain relationships with suppliers, customers, employees and other third parties and each of Seadrill’s and Aquadrill’s ability to maintain adequate financing to support their business plans following emergence from their respective Chapter 11 proceedings, factors related to the offshore drilling market, the impact of global economic conditions, Seadrill’s and Aquadrill’s liquidity and the adequacy of cash flows for their obligations, political and other uncertainties, the concentration of Seadrill’s and Aquadrill’s revenues in certain geographical jurisdictions, limitations on insurance coverage, Seadrill’s and Aquadrill’s ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, Seadrill’s and Aquadrill’s expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, customs and environmental matters, the potential impacts on Seadrill’s and

Aquadrill’s businesses resulting from climate-change or greenhouse gas legislation or regulations, the impact on Seadrill’s and Aquadrill’s businesses from climate-change related physical changes or changes in weather pattern, and the occurrence of cybersecurity incidents, attacks or other breaches to Seadrill’s and Aquadrill’s information technology systems, including their rig operating systems. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in Seadrill’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327).

Seadrill and Aquadrill undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Seadrill and Aquadrill to predict all of these factors. Further, Seadrill and Aquadrill cannot assess the impact of each such factors on their businesses or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Important Additional Information

This communication relates to a proposed business combination transaction (the “Transaction”) between Seadrill Limited and Aquadrill LLC. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

In connection with the Transaction, Seadrill will file with the SEC a registration statement on Form F-4 that will include a prospectus of Seadrill, as well as other relevant documents concerning the Transaction. HOLDERS OF AQUADRILL COMMON UNITS AND EQUITY AWARDS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Access to the registration statement and the prospectus, as well as other filings containing information about Seadrill and Aquadrill, are available without charge at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC can also be obtained, without charge, by directing a request to Seadrill.

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